UNITED STATES           ------------------------
                     SECURITIES AND EXCHANGE COMMISSION       OMB APPROVAL
                           Washington, D.C. 20549       ------------------------
                                                        OMB Number: 3235-0058
                                 FORM 12b-25            Expires: March 31, 2006
                                                        Estimated average burden
                                                        hours per response..2.50
                         NOTIFICATION OF LATE FILING    ------------------------
                                                        ------------------------
                                                           SEC FILE NUMBER
                                                              333-37842
                                                        ------------------------
                                                        ------------------------
                                                             CUSIP NUMBER
                                                              24873V 10 5
                                                        ------------------------

(Check one):
               [X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K
               [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR


                       For Period Ended: December 31, 2005

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:__________________________


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                        Dental Patient Care America, Inc.
                       ----------------------------------
                             Full Name of Registrant

                               Mountain Oil, Inc.
                           --------------------------
                            Former Name if Applicable

                      2825 E. Cottonwood Parkway, Suite 500
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Salt Lake City, Utah 84121
                           --------------------------
                            City, State and Zip Code

================================================================================

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day ( following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company's limited staff and resources resulted in our inability to compile the requisite financial data, internal controls reporting and other narrative information necessary to deliver it to the Company's independent public accountants for their review in time to complete the report prior to the filing deadline. No significant financial events have occurred since the filing of our third quarter 10-QSB, other than the normal ongoing transactions of the business.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Marlon Berrett               (801)                990-3314
         -----------------------------------------------------------------------
                    (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [X] Yes                                  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                                  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The significant changes result from the acquisition of Dental Cooperative, Inc. in June 2004 in a transaction accounted for as the acquisition of the Company by Dental Cooperative, Inc. Therefore the historical 2003 results of the Company are not those previously reported in the 2003 Report on Form 10-KSB, but are pro forma results of Dental Cooperative, Inc.

                        Dental Patient Care America, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 28, 2005                              By:  /s/ Marlon Berrett
                                                     --------------------------
                                                     Marlon Berrett
                                                     Title: President